Mail Stop 3561

May 1, 2008

Mr. Peter Crage
Chief Financial Officer
Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, Ohio 44870-5259

> **Re:** **Cedar Fair, L.P.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-9444**

Dear Mr. Crage:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis

Results of Operations, page 17

1. Please provide an explanation of the terms "per capita spending" and "Out-of-park revenues", including the meaning, relevance to the business and why you consider these measures significant. In this regard, please discuss why out-of-park revenues is shown as a separate component of total net revenues, and explain how it corresponds to the revenue amounts presented in your statement of operations on page 27. Additionally, please tell us what consideration was given in determining whether out-of-park revenues meet the criteria of a non-GAAP measure.

2. We note that you base your MD&A discussion on a "same park comparison" basis due to the issue of comparability between years as a result of the PPI acquisition in 2006. We acknowledge there may be circumstances in which comparisons other than those of the historical financial information may provide valuable supplemental analysis of trends and changes. However, Item 303 (a) (3) of Regulation S-K requires that you first provide a discussion of the historical financial statements included in the document. In this regard, we particularly note that your current discussion excludes any analysis of the GAAP financial measure "Operating Income", or any of its components. Any supplemental discussion and analysis using any other basis should follow and should be accompanied by a discussion of why management believes the presentation is useful and any of the potential risks associated with using such a presentation. Please revise accordingly.

Consolidated Statements of Cash Flows, page 28

3. Reference is made to the approximate $11.6 million of "Other non-cash expenses" reflected in the reconciliation of fiscal 2007 operating cash flows. Other than an approximate $1 million of non-cash compensation expense as provided in note 7 (Partners' Equity), it is unclear as to the remaining items included in this item. In view of this material amount, please expand the notes to detail the nature and amounts of the remaining components that comprise this material charge.

Note 2 – Self-Insurance Reserves, page 32

4. Please expand your accrued reserves policy to specifically state when amounts are accrued (e.g. probable and reasonably estimable, etc.). Also, it is unclear if your self-insurance accrued liability contains estimates relating to incurred but not reported ("IBNR") claim costs. Please specifically disclose whether your accrued reserves include IBNR claim costs. This disclosure should describe how such IBNR estimates are derived, including separate disclosure of such amounts, if material. If your liability does not include estimates of IBNR claim costs, please

tell us and disclose why your accrual does not provide for these estimates.

Note 3 – Acquisition, page 34

5. Reference is made to the last sentence in the first paragraph whereby you acquired a management contract for Gilroy Gardens Family Theme Park as part of the $1.24 billion Paramount Parks, Inc ("PPI") acquisition. We are unclear as to your accounting treatment surrounding the recognition of how this contract-based asset is recognized in your consolidated financial statements as a substantive amount of your other intangible assets includes trade names, an indefinite-lived intangible asset. With respect to this specific item, please completely and clearly describe your accounting treatment including whether you considered the guidance in paragraph 14(d)(2) of Appendix A in SFAS 141. In your response, please also tell us (i) how much of the purchase price was allocated to the management contract; (ii) the terms and length of period for this management contract agreement; and (iii) the amortization period (estimated useful life) used for this intangible asset in your consolidated financial statements. In addition, please specifically tell us the methodology used in determining the amount you allocated to this contract-based asset. Assuming a satisfactory response, please expand your disclosure in the notes to address this matter accordingly.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief